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News Release	No. 16-324
May 26, 2016

Platinum Group Metals Closes Public Offering of Common Shares
Gross Proceeds of US$ 33,000,000

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces that further to its press release of May 5, 2016 it has closed its public offering of common shares (the “Offering”). Pursuant to the Offering, the Company issued 11,000,000 common shares (the “Shares”) at a price of US$3.00 per Share, for aggregate gross proceeds of US$33,000,000. BMO Capital Markets, RBC Dominion Securities Inc. and Macquarie Capital Markets Canada Ltd. acted as the underwriters and agreed to buy the Shares on a bought deal basis.

The net proceeds of the Offering will be used towards underground development and the ramp-up of production at the Maseve Mine (WBJV Project 1) platinum mine and for working capital purposes.

The Shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Québec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 27th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of
Platinum Group Metals Ltd.
R. Michael Jones, CEO and Co-founder

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.